UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No.    )*

SOUTHERN TRUST SECURITIES HOLDING CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

844024109

(CUSIP Number)

Ramon Amilibia

1111 Crandon Blvd

A 707

Key Biscayne Fl. 33149

Telephone: (305) 575-6015

(Name, address and telephone number of person authorized to receive notices and communications)

April 1, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ramon Amilibia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,263,333 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,263,333 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to acquire an aggregate of 733,333 shares of common stock.
(2)	Based on 19,177,826 shares of common stock issued and outstanding as of September 30, 2013, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

ITEM 1.	Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the common stock, no par value per share (“Common Stock”), of Southern Trust Securities Holding Corp., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 145 Almeria Ave., Coral Gables, Florida 33134.

ITEM 2.	Identity and Background

(a) This 13D is filed by Ramon Amilibia (the “Reporting Person”).

(b) The Reporting Person’s residence address is 1111 Crandon Blvd, A-707, Key Biscayne Fl. 33149.

(c) The Reporting Person’s principal occupation is as a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Spain.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person originally acquired 500,000 shares of Common Stock for a purchase price of $0.50 per share in 2007 using personal funds. The Reporting Person subsequently acquired an aggregate of 25,000 shares of Common Stock on various dates between November 19, 2008 and November 20, 2009, using his personal funds. During the period commencing December 17, 2008 and ending April 1, 2012, the Reporting Person received an aggregate of 5,000 shares of Common Stock and options to acquire an aggregate of 1,400,000 shares of Common Stock pursuant to restricted equity grants by the Issuer. Of such options, 333,333 have vested as of the date of this 13D, and the balance will not vest at any time during the sixty-day period immediately following the date of this 13D. The shares of Common Stock and options to acquire Common Stock described in this Item 3 are referred to in this 13D as the “Existing Issuer Securities”.

ITEM 4.	Purpose of Transaction.

The description of the acquisitions of the Existing Issuer Securities contained in Item 3 to this 13D is incorporated by reference in this Item 4. The Reporting Person acquired the Existing Issuer Securities either as compensation for services rendered to the Issuer or for investment purposes. At the time of such acquisitions, the Reporting Person had no plans or proposals that related to, or could have resulted in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

On November 21, 2013, the Reporting Person delivered a letter (the “November Letter”) to Robert Escobio, Chief Executive Officer of the Issuer, proposing that the Issuer issue and sell an aggregate of ten million shares of Common Stock, for a total purchase price of $1,000,000 (the “Proposed Investment”). As set forth in the November Letter, the Proposed Investment, which is non-binding and subject in all respects to the execution of definitive documentation and due diligence, would additionally be subject to the purchasers of Common Stock in the Proposed Investment obtaining the right to elect all members of the Issuers’ board of directors as of immediately following consummation of the Proposed Investment.

The foregoing description of the November Letter is only a summary and is qualified in its entirety by reference to the full text of the November Letter, which is filed as Exhibit 99.1 to this 13D and incorporated by reference in this Item 4.

Except as set forth in this Item 4 and in the November Letter, the Reporting Person has no plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Ramon Amilibia	1,263,333	(2)	6.3%

(1)	Based on 19,177,826 shares of Common Stock issued and outstanding as of September 30, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.
(2)	Includes options to acquire an aggregate of 733,333 shares of common stock.

The Reporting Person’s response to Item 3 to this 13D is incorporated by reference in this Item 5. The Reporting Person’s responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, are incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The description of the November Letter contained in Item 4 of this 13D and the complete text of the November Letter filed as Exhibit 99.1 to this 13D are incorporated by reference in this Item 6.

ITEM 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.1	November Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2013	/s/ Ramon Amilibia
Ramon Amilibia

EXHIBIT INDEX

Exhibit Number	Description

99.1	November Letter